Exhibit 6.993

Amendment to Development Agreement

As of December 8, 2021, the contract entitled Development Agreement between the following parties:

Principal Solar Inc.

IPLTech Electric Private Limited

"Moratorium of Payments" will be added to the original contract, and will read as follows:

Effective upon the signing of this amendment, Principal Solar will be granted a 4 month moratorium on payments to IPLTech, while Principal Solar is in the process of filing a new registration statement (S-1 or New Regulation A Plus) and uplisting to either the Nasdaq or the NYSE from the OTC Pink Sheets. Uplisting will ensure a more secure source of funding in the event IPLTech allows Principal Solar to purchase equity in IPLTech. Uplisting will also secure the funds to complete the development deal between the two parties. The moratorium on payments will begin effective immediately upon signing this amendment, and end on April 1, 2022.

In addition, Principal Solar will pay IPLTech $80,000 in 2 installment payments. The first installment payment of $50,000 will be paid immediately upon the signing of this agreement. The second installment payment of $30,000 will be paid on or before January 15, 2022.

These changes are the only changes to the original contract. The entire remainder of the original contract remains in full force. This Amendment shall be effective once signed by both parties.

This Amendment shall be signed by the following:

Principal Solar Inc.

By: /s/ K. Bryce Toussaint	Date: 12-9-2021
K. Bryce Toussaint
CEO

IPLTech Electric Private Limited

By: /s/ Siddhartha Das	Date: 9th December 2021
Siddhartha Das
CEO